Filed by Investcorp Europe Acquisition Corp I and OpSec Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Investcorp Europe Acquisition Corp I

Commission File No.: 001-41161

Date: July 5, 2023

On July 5, 2023, AlphaStreet published the following interview with Dr. Selva Selvaratnam, about the proposed business combination (the “Transactions”) between Investcorp Europe Acquisition Corp I (the “Company”) and OpSec Holdings (“Pubco”):

Going public will enable OpSec to accelerate innovation for customers: CEO

OpSec Group is a market leader in the management and protection of brands and intellectual property. It works with some of the world’s leading brand owners and rights holders. Recently, OpSec entered into a business combination agreement with special purpose acquisition company Investcorp Europe Acquisition Corp (NASDAQ: IVCB) to become a public entity. In a conversation with AlphaStreet, OpSec’s CEO Selva Selvaratnam provided insights into the company’s operations and upcoming public listing.

Can you provide an overview of OpSec and its operations?

OpSec Group is a global leader in intellectual property management (IP) and brand protection solutions, helping enterprises optimize, monetize, and protect the value of their intangible assets. Our range of technology-enabled solutions, managed services, and products span many of the essential aspects of managing IP and brands, from patent filings and trademark registration to brand licensing and product authentication. Approximately 5,000 of the world’s most recognized brands in media and technology, sports and apparel, and consumer and industrial products, as well as governments and financial institutions, trust us to manage and protect their IP portfolios and physical and digital assets.

Our story began with a focus on innovation and creating secure authentication measures for brands and governments worldwide. We saw the potential to expand beyond physical security and anti-counterfeiting solutions to enable an integrated, data-centric approach including supply chain optimization, online brand protection, licensing management, and engagement marketing. OpSec’s breadth of services and solutions is why we are an enduring partner to many of the world’s best-known brands. OpSec has evolved into helping manage the full lifecycle of IP and brands, which also positions us against some interesting adjacent markets.

How significant is the public listing, and where do you see OpSec five years from now?

Going public will enable us to accelerate our innovation for our customers, capitalize on our momentum, and drive M&A efforts. OpSec has already had a long-term relationship with the originators of the SPAC, Investcorp, and this proposed combination represents a significant phase of our strategic path forward as a business. Becoming a publicly traded company is the logical next step to supporting our development, with access to new sources of capital providing greater financial flexibility, in addition to the scale and resources to effectively execute against our ambitious business strategy.

There are three key trends that indicate an increasing need for solutions that OpSec provides. IP is growing, brands are changing, and threats are on the rise – which is why we believe there is such a compelling opportunity to work across the IP and brand landscape. Here are some specific data points that support our beliefs:

(1) the growth in intangible assets and IP Is significant (there has been a 1,145.0% growth in intangible assets value from 1996 to 2021, 3.4M patents were filed globally in 2021 which represents an annual increase of 3.6%, there were 13.9M trademarks filed globally in 2021 which represents an annual increase of 5.5%); (2) authenticity & sustainability is becoming increasingly important to consumers and brands (approximately 91.0% of consumers claim authenticity and integrity are critical in evaluating brands, approximately 85.0% of consumers state product sustainability is important in evaluating brands); (3) the costs of counterfeiting, piracy, and consumer fraud continue to escalate (the global value of the piracy and counterfeit goods market in 2022 reached $2.8 TN, the value of counterfeit and pirated goods in 2022 was between $1.5 and $2.0 TN, the value of digital piracy in movies and music in 2022 was between $342.0 and $761.0 BN).

Because OpSec’s technology and services cover the entire lifecycle of brand and IP brand protection, we are presented with many opportunities to cross-sell and up-sell to our current client base, and that’s where we will also focus our attention in the near- to medium-term future. We also have a significant runway for growth more broadly, through capturing a greater share of wallets and expansion into adjacent markets and capabilities, including through M&A.

Can you talk about your expansion plans; are there any M&A deals in the cards currently?

We aren’t able to mention specifics at this time. But, in terms of origination and execution, our strong management team has decades of experience and successful execution of M&A and integration. In April, we also completed our landmark acquisition of Zacco, a leading IP management services company with a heritage that goes back a century and a half.

Zacco takes us into new areas, such as patents and trademarks, which allows us to address new intangible assets for customers in our key sectors, such as the innovation agenda in high-technology companies. We are already starting to see the benefits of what a full lifecycle IP and brand solution can offer. With the visibility and enhancement Zacco brings to complex IP portfolios, we can bring greater integration and value, from the inception of IP and brand monetization strategies to downstream protection.

What are the emerging trends in the global intellectual property market, and to what extent OpSec is prepared to tap into new opportunities?

The value of global piracy and counterfeiting was an estimated $2.8 trillion in 2022, and continued growth in e-commerce, online content, and social media will only amplify the threats posed by counterfeiters, content pirates, and fraudsters. In addition, competition and complexity around intellectual property are only becoming more intense, as global brands compete around ideas, such as artificial intelligence, and followers, as in the case of global content and brands. As such, creating and protecting IP and brand identities has become one of the most critical priorities for leading enterprises. This is exactly where OpSec fits in, mitigating both legitimate and illegitimate threats.

An increasing amount of value is now accounted for by intangible brand value – formed from the IP itself plus the authenticity and trust built into products and brands. Several megatrends are driving growth in the principal markets that OpSec is exposed to, which to varying degrees are converging.

How do you look at the macroeconomic volatility, in terms of its potential effect on OpSec’s business?

The market is facing pressure from many directions, but we have to look further ahead if we want to scale OpSec, and our teams, and continue to drive our industry forward. Our focus is medium- to long-term and being a public company via a proposed combination with a SPAC provides us with a very robust platform for our growth strategy. We believe OpSec has the established revenue and momentum to succeed as a public company.

Additional Information and Where to Find It

In connection with the Transactions, a Registration Statement on Form F-4 is expected to be filed by Pubco with the SEC that will include a proxy statement of the Company that will also constitute a prospectus of Pubco (the “Proxy Statement”). The definitive Proxy Statement will be mailed to the Company Shareholders. The Company, OpSec and Pubco urge investors, shareholders and other interested persons to read, when available, the Registration Statement, as well as other documents filed with the SEC, because these documents will contain important information about the Company, OpSec, Pubco and the Transactions. The definitive Proxy Statement will be mailed to the Company Shareholders as of a record date to be established for voting on the Transactions. The Company Shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Investcorp Europe Acquisition Corp I, Century Yard, Cricket Square, P.O. Box 111, George Town, Grand Cayman KY1-1102, Cayman Islands. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

The Company, OpSec, Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company Shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the Company’s directors and executive officers in the final prospectus from the Company’s initial public offering, which was filed with the SEC on December 17, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company Shareholders in connection with the Transactions will be set forth in the Proxy Statement for the Transactions when available. Information concerning the interests of the Company’s and OpSec’s participants in the solicitation, which may, in some cases, be different than those of the Company’s and OpSec’s equity holders generally, will be set forth in the Proxy Statement relating to the Transactions when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Pubco or OpSec, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward Looking Statements

This communication contains certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s, Pubco’s, OpSec’s or the combined company’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and OpSec and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of the Company, Pubco, OpSec or the combined company undertakes any duty to update these forward-looking statements.

For example, statements concerning the following include forward-looking statements: (1) the expected timing and likelihood of completion of the Transactions, including the risk that the Transactions may not close due to one or more closing conditions to the Transactions in the Business Combination Agreement not being satisfied or waived on a timely basis or otherwise, or that the required approval of the Business Combination Agreement and related matters by the shareholders of the Company may not be obtained; (2) the Company’s potential failure to raise sufficient funds in one or more equity financings so as to meet the closing condition under the Business Combination Agreement that requires it to have $50 million of funds (including funds in its trust account, after deducing any amounts paid out for redemptions by the Company Shareholders) as of the closing; (3) the potential inability of Pubco to meet the initial listing standards of the applicable stock exchange following the Transactions, including due to excessive redemptions of the Company’s public shares; (4) costs related to the Transactions; (5) the potential occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Pubco, OpSec or the Company; (6) the potential disruption of Company management’s time from ongoing business operations due to the Transactions; (7) announcements relating to the Transactions potentially having an adverse effect on the market price of the Company’s securities; (8) the potential effect of the Transactions and the announcement thereof on the ability of OpSec to retain customers and hire key personnel and maintain relationships with its customers and suppliers and on its operating results and business generally; (9) risks relating to the growth of OpSec’s business and its ability to realize expected results; (10) risks relating to OpSec’s plans for targeted acquisitions and upscaling organically; (11) risks relating to the growth and expansion of OpSec’s portfolio of solutions; (12) risks relating to the viability of OpSec’s growth strategy, including related capabilities; (13) risks relating to trends and developments in the IP/brand optimization, monetization and protection industry; (14) the risk that the combined company may be adversely affect by other economic, business, and/or competitive factors, or adverse macroeconomic conditions, including inflation, supply chain delays and increasing interest rates; (15) variances between the historical financial information OpSec presents and its PCAOB audited financial statements for 2022 which may be significant when they become available; and (16) other risks and uncertainties, including those identified in any proxy statement/prospectus in a Registration Statement on Form F-4 relating to the Transactions (which is expected to be filed by Pubco with the SEC), the “Risk Factors” section of the Company’s registration statement on Form S-1, other documents filed by the Company from time to time with the SEC and any risk factors made available to you in connection with Pubco, the Company, OpSec and the Transactions.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Company’s most recent filings with the SEC and will be contained in the Registration Statement, including the Proxy Statement expected to be filed in connection with the Transactions. All subsequent written and oral forward-looking statements concerning the Company, OpSec or Pubco, the Transactions described herein or other matters attributable to the Company, OpSec, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of the Company, OpSec and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.